UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of Redemption dated 03 November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: December 01, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. If you are in any doubt about the contents of this notice you are recommended to seek your own professional advice. For distribution only outside the United States to persons other than "U.S. persons" (as defined in Regulation S of the Securities Act). Not for release, publication or distribution in or into, or to any person located or resident in, any other jurisdiction where it is unlawful to release, publish or distribute this notice.

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
£500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments (ISIN: XS0248675364) of which £35,373,000 in principal amount is outstanding (the "RCIs")

Prior to 1 January 2022, the RCIs qualified as Tier 1 Capital instruments pursuant to the transitional provisions set out in Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018. From 1 January 2022, the RCIs no longer qualify as Tier 1 Capital instruments and, therefore, Barclays Bank PLC (the "Company") is exercising its right to redeem the RCIs as specified in this notice.

NOTICE IS HEREBY GIVEN by the Company to the holders of the RCIs, that the Company will fully redeem all of the outstanding RCIs on 15 December 2022 (the "Redemption Date"), in accordance with Condition 7(d) (Redemption for Regulatory Purposes) of the terms and conditions of the RCIs (the "Conditions"), having satisfied the applicable conditions to redemption.

Pursuant to the Conditions, the outstanding RCIs will be redeemed on the Redemption Date at their principal amount plus accrued but unpaid interest from, and including, 15 December 2021 to, but excluding, the Redemption Date (the "RCIs Redemption Amount").

Payment of the RCIs Redemption Amount will be made on the Redemption Date through the relevant clearing systems. Pursuant to Condition 7(f) (Cancellation) of the Conditions, all RCIs so redeemed will be cancelled. Accordingly, the listing of the RCIs on the Official List of the FCA and the admission of the RCIs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, the Redemption Date.

Terms used but not defined in this notice shall have the meanings given to them in the Conditions.

Should any holder of the RCIs have any queries in relation to this notice of redemption and cancellation of listing, please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

Barclays Bank PLC

3 November 2022

This Notice of Redemption is issued and directed only to the holders of RCIs and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of RCIs for any other purpose.